SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Vast Renewables Limited
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

Q9379E105
(CUSIP Number)

Colin R. Sussman

226-230 Liverpool Street

Darlinghurst, NSW 2010,

Australia

+61 2 9325 9000

with a copy to:

Joel Rennie

Elliott Smith
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Q9379E105	Schedule 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS AgCentral Energy Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,980,633(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,679,200(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,980,633(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Consists of (i) 19,679,200 ordinary shares, no par value (the “Ordinary Shares”) of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the “Issuer”) held by AgCentral Energy Pty Ltd’s, an Australian proprietary company limited by shares (“AgCentral”) and (ii) 2,301,433 Ordinary Shares held by certain parties (the “MEP Participants”) to the Management Equity Plan De-SPAC Side Deed, dated February 14, 2023 (the “MEP De-SPAC Side Deed”), pursuant to which the MEP Participants granted to AgCentral a proxy to vote (a) 100% of their Ordinary Shares for a period of two years following the consummation of the Issuer’s business combination on December 18, 2023 (the “Merger Effective Date”), (b) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (c) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date. AgCentral disclaims beneficial ownership of the securities held by MEP Participants except to the extent of its pecuniary interest therein. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control and (ii) 314,342 Ordinary Shares issuable to the MEP Participants upon the occurrence of certain events not within AgCentral’s or the MEP Participants’ control.

 (2) Consists of 19,679,200 Ordinary Shares held of record by AgCentral. Excludes 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control.

(3) The percentage is calculated based on a total of (i) 29,291,884 Ordinary Shares outstanding as of December 18, 2023, as reported in the Issuer’s Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023 (File No. 001-41891) (the “Form 20-F Report”) and (ii) 681,620 Ordinary Shares issued to Nabors Lux 2 S.a.r.l., a Luxembourg private limited liability company (“Nabors Lux”) on January 12, 2024, as reported in a Schedule 13D/A filed by Nabors Lux and Nabors Industries Ltd. on January 16, 2024 (the “Nabors Lux Schedule 13D/A”).

CUSIP NO. Q9379E105	Schedule 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS Igino Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 21,980,633(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,679,200(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,980,633(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Consists of (i) 19,679,200 Ordinary Shares held of record by AgCentral and (ii) 2,301,433 Ordinary Shares held by the MEP Participants to the MEP De-SPAC Side Deed, pursuant to which the MEP Participants granted to AgCentral a proxy to vote (a) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (b) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (c) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control and (ii) 314,342 Ordinary Shares issuable to the MEP Participants upon the occurrence of certain events not within AgCentral’s or the MEP Participants’ control. Igino Pty Ltd, an Australian proprietary company limited by shares (“Igino Pty”), is the sole shareholder of AgCentral and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Igino Pty holds the shares of AgCentral as trustee for C&C Family Trust. John Igino Kahlbetzer (“Mr. Kahlbetzer”) and Colin Raymond Sussman (“Mr. Sussman”) are the directors of AgCentral and Igino Pty, and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Each of Igino Pty, Mr. Kahlbetzer and Mr. Sussman disclaim beneficial ownership of the securities beneficially owned by AgCentral except to the extent of its or his pecuniary interest therein.

(2) Consists of 19,679,200 Ordinary Shares held of record by AgCentral. Excludes 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control.

(3) The percentage is calculated based on a total of (i) 29,291,884 Ordinary Shares outstanding as of December 18, 2023, as reported in the Form 20-F Report, filed with the SEC on December 22, 2023 (File No. 001-41891) and (ii) 681,620 Ordinary Shares issued to Nabors Lux on January 12, 2024, as reported in the Nabors Lux Schedule 13D/A.

CUSIP NO. Q9379E105	Schedule 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS John Igino Kahlbetzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,980,633(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,679,200(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,980,633(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of (i) 19,679,200 Ordinary Shares held of record by AgCentral and (ii) 2,301,433 Ordinary Shares held by the MEP Participants to the MEP De-SPAC Side Deed, pursuant to which the MEP Participants granted to AgCentral a proxy to vote (a) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (b) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (c) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control and (ii) 314,342 Ordinary Shares issuable to the MEP Participants upon the occurrence of certain events not within AgCentral’s or the MEP Participants’ control. Igino Pty is the sole shareholder of AgCentral and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Igino Pty holds the shares of AgCentral as trustee for C&C Family Trust. Mr. Kahlbetzer and Mr. Sussman are the directors of AgCentral and Igino Pty, and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Each of Igino Pty, Mr. Kahlbetzer and Mr. Sussman disclaim beneficial ownership of the securities beneficially owned by AgCentral except to the extent of its or his pecuniary interest therein.

(2) Consists of 19,679,200 Ordinary Shares held of record by AgCentral. Excludes 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control.

(3) The percentage is calculated based on a total of (i) 29,291,884 Ordinary Shares outstanding as of December 18, 2023, as reported in the Form 20-F Report, filed with the SEC on December 22, 2023 (File No. 001-41891) and (ii) 681,620 Ordinary Shares issued to Nabors Lux on January 12, 2024, as reported in the Nabors Lux Schedule 13D/A.

CUSIP NO. Q9379E105	Schedule 13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS Colin Raymond Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,980,633(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,679,200(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,980,633(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of (i) 19,679,200 Ordinary Shares held of record by AgCentral and (ii) 2,301,433 Ordinary Shares held by the MEP Participants to the MEP De-SPAC Side Deed, pursuant to which the MEP Participants granted to AgCentral a proxy to vote (a) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (b) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (c) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control and (ii) 314,342 Ordinary Shares issuable to the MEP Participants upon the occurrence of certain events not within AgCentral’s or the MEP Participants’ control. Igino Pty is the sole shareholder of AgCentral and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Igino Pty holds the shares of AgCentral as trustee for C&C Family Trust. Mr. Kahlbetzer and Mr. Sussman are the directors of AgCentral and Igino Pty, and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Each of Igino Pty, Mr. Kahlbetzer and Mr. Sussman disclaim beneficial ownership of the securities beneficially owned by AgCentral except to the extent of its or his pecuniary interest therein.

(2) Consists of 19,679,200 Ordinary Shares held of record by AgCentral. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control.

(3) The percentage is calculated based on a total of (i) 29,291,884 Ordinary Shares outstanding as of December 18, 2023, as reported in the Form 20-F Report, filed with the SEC on December 22, 2023 (File No. 001-41891) and (ii) 681,620 Ordinary Shares issued to Nabors Lux on January 12, 2024, as reported in the Nabors Lux Schedule 13D/A.

CUSIP NO. Q9379E105	Schedule 13D	Page 6 of 11

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (“Ordinary Shares”), of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the “Issuer”). The Issuer’s principal executive offices are located at 226-230 Liverpool Street, Darlinghurst, NSW 2010, Australia.

On the Merger Effective Date, the Issuer consummated a business combination pursuant to the Business Combination Agreement (as amended, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”), by and among the Issuer, Nabors Energy Transition Corp., a Delaware corporation (“NETC”), Neptune Merger Sub, Inc., Nabors Energy Transition Sponsor LLC and Nabors Industries Ltd.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by the following persons:

(i)	AgCentral;
(ii)	Igino Pty;
(iii)	Mr. Kahlbetzer; and
(iv)	Mr. Sussman.

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

AgCentral and Igino Pty each have two directors, Mr. Kahlbetzer and Mr. Sussman.

Each of Igino Pty, Mr. Kahlbetzer and Mr. Sussman disclaim beneficial ownership of the securities held by AgCentral except to the extent of its or his pecuniary interest therein.

(b)	The business address of the Reporting Persons is 226 Liverpool Street, Darlinghurst, NSW 2010, Australia.

(c)	Principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted:

(i)	AgCentral’s principal business is to make and hold investments;
(ii)	Igino Pty’s principal business is to act as trustee for C&C Family Trust;
(iii)	Mr. Kahlbetzer’s principal occupation is to serve as the Chief Executive Officer of Twynam Investments Pty Ltd (“Twynam”).
(iv)	Mr. Sussman’s principal occupation is to serve as the Chief Financial Officer of Twynam.

Twyman’s principal business is investing, property development and agriculture. Twyman’s principal place of business is 226 Liverpool Street, Darlinghurst, NSW 2010, Australia.

(d)	During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. Q9379E105	Schedule 13D	Page 7 of 11

(f)	Citizenship:

Each of AgCentral and Igino Pty is an Australian proprietary company limited by shares. Each of Mr. Kahlbetzer and Mr. Sussman is an Australian Citizen.

Item 3. Source and Amount of Funds or Other Considerations

Immediately prior to the closing of the Business Combination, AgCentral owned (i) 100% of the outstanding Ordinary Shares of the Issuer immediately prior to the Business Combination and (ii) convertible notes and other indebtedness of the Issuer pursuant to which the Issuer owed AgCentral an aggregate of approximately $21,455,453 (such interests described in clauses (i) and (ii), collectively, the “Pre-Business Combination Interests”). Pursuant to the Business Combination Agreement and the Noteholder Support and Loan Termination Agreement, dated as of February 14, 2023 (the “Noteholder Support and Loan Termination Agreement”), by and between the Issuer and AgCentral, in connection with the Business Combination, the Pre-Business Combination Interests were converted into 18,198,566 Ordinary Shares. The foregoing description of the Business Combination Agreement and the Noteholder Support and Loan Termination Agreement is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference, as amended by the Amendment and Waiver to Business Combination Agreement, dated as of October 19, 2023, which is filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference, and the Noteholder Support and Loan Termination Agreement, which is filed as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Concurrently with the signing of the Business Combination Agreement:

(i)	AgCentral entered into a subscription agreement with the Issuer (a “Notes Subscription Agreement”), pursuant to which, among other things, AgCentral agreed to subscribe for and purchase up to $5.0 million of senior convertible notes (“Senior Convertible Notes”) from the Issuer in a private placement to be funded in accordance with the Notes Subscription Agreement. AgCentral funded $2.5 million under its Notes Subscription Agreement on April 13, 2023 and funded an additional $2.5 million under its Notes Subscription Agreement on August 15, 2023. Pursuant to its term, in connection with the Business Combination, the outstanding principal and interest under the Senior Convertible Notes was converted into 500,242 Ordinary Shares at a conversion price of $10.20 per share. The foregoing description of the Notes Subscription Agreement and the Senior Convertible Notes is qualified in its entirety by reference to the form of Notes Subscription Agreement, which is filed as Exhibit 6 to this Schedule 13D and incorporated by reference herein.

(ii)	AgCentral entered into subscription agreements with the Issuer (the “Equity Subscription Agreement”), pursuant to which, among other things, AgCentral agreed, subject to the closing of the Business Combination and certain other conditions occurring, to subscribe for and purchase, and the Issuer agreed to issue and sell to AgCentral, up to $15.0 million (reduced dollar for dollar by the proceeds received from AgCentral pursuant to the Notes Subscription Agreement) of Ordinary Shares for $10.20 per share in a private placement. Pursuant to the terms of the Equity Subscription Agreement, in connection with the Business Combination, AgCentral purchased 980,392 Ordinary Shares for an aggregate purchase price of $10.0 million at $10.20 per share. The Equity Subscription Agreement is qualified in its entirety by reference to the form of Equity Subscription Agreement, which is filed as Exhibit 7 to this Schedule 13D and incorporated by reference herein.

(iii)	The Issuer, AgCentral (and its immediate predecessor) and the MEP Participants entered into the MEP De-SPAC Side Deed, pursuant to which, among other things, the MEP Participants agreed to a lock-up of the Ordinary Shares held by them following the Business Combination. The MEP Participants agreed not to, subject to certain exceptions, transfer or otherwise dispose of, or transfer, in whole or in part, any of the economic consequences of, the Ordinary Shares, (i) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (ii) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (iii) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date, provided that, on the date that is six months following the Merger Effective Date, each MEP Participant may, with 10 business days’ prior written notice to the Issuer, elect to dispose of $350,000 worth of such MEP Participant’s Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder. Additionally, the MEP Participants granted to AgCentral a proxy to vote their Ordinary Shares that are subject to the lock-up at AgCentral’s direction. The foregoing description of the MEP De-SPAC Side Deed is qualified in its entirety by reference to the MEP De-SPAC Side Deed, which is filed as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

CUSIP NO. Q9379E105	Schedule 13D	Page 8 of 11

All investments made by AgCentral (or its predecessors) into the Issuer were made using working capital funds.

Pursuant to the terms of the Business Combination Agreement, AgCentral and the other holders of Ordinary Shares immediately prior to the to the closing of the Business Combination are entitled to receive their pro rata share (excluding any shares issued or issuable pursuant to the Notes Subscription Agreement or the Equity Subscription Agreement) of up to 2,799,999 Ordinary Shares (the “Earnout Shares”) upon the occurrence of the following specified events during the period beginning seventy days after the closing of the Business Combination and ending on the five-year anniversary of the closing of the Business Combination: (i) 433,333 Earnout Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share is greater than or equal to $12.50 for any twenty trading days within any thirty trading day period, (ii) 433,333 Earnout Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share is greater than or equal to $15.00 for any twenty trading days within any thirty trading day period, (iii) 433,333 Earnout Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share is greater than or equal to $17.50 for any twenty trading days within any thirty trading day period and (iv) 1,500,000 Earnout Shares on the date on which a notice to proceed is issued under a contract in respect of the procurement of a 30MW/288MWhr concentrated solar power project at Port Augusta in South Australia. AgCentral is entitled to receive approximately 88.8% of each tranche of Earnout Shares if and when issued (collectively, the “Triggering Events”). As the Triggering Events are not within the control of the Reporting Persons, the Reporting Persons are not deemed to beneficially own any of the Earnout Shares at this time.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

AgCentral’s (and its predecessors’) investments into the Issuer were made to fund working capital and general corporate finance requirements both prior to and following the Business Combination. AgCentral undertook to convert the Pre-Business Combination Interests into Ordinary Shares, to purchase and convert the Senior Convertible Note and to purchase Ordinary Shares pursuant to the Equity Subscription Agreement, in connection with and to consummate the Business Combination.

AgCentral was the sole shareholder of the Issuer prior to the Business Combination and is currently the majority shareholder of the Issuer. Further, (i) AgCentral has a contractual right to nominate one director to the board of directors of the Issuer pursuant to the Shareholder and Registration Rights Agreement, dated December 18, 2023, by and among the Issuer and the holder parties thereto (the “Shareholders and Registration Rights Agreement”) and (ii) AgCentral (or its affiliates) is a party to various arrangements with the Issuer. As such, the Reporting Persons have significant influence over the operations and business strategies of the Issuer.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. Notwithstanding the above, the Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares of the Issuer in the open market or otherwise, (ii) disposing of any or all of their securities in the open market or otherwise or (iii) engaging in any hedging or similar transactions with respect to the securities.

CUSIP NO. Q9379E105	Schedule 13D	Page 9 of 11

Other than as described above, the Reporting Person do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the respective cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a)	and (b):

As of the date of this filing, AgCentral is the record owner of 19,679,200 Ordinary Shares. In addition, AgCentral shares voting power over 2,301,433 Ordinary Shares held by MEP Participants pursuant to the voting agreement in the MEP De-SPAC Side Deed. Accordingly, the Reporting Persons are, or may be, deemed to beneficially own an aggregate of 21,980,633 Ordinary Shares, representing approximately 73.3% of the Ordinary Shares outstanding based on a total of (i) 29,291,884 Ordinary Shares outstanding as of December 18, 2023, as reported in the Form 20-F Report and (ii) 681,620 Ordinary Shares issued to Nabors Lux, as reported in the Nabors Lux Schedule 13D/A.

(c)	Except as described in Item 3 to this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions in the Ordinary Shares.

(d)	Under the MEP De-SPAC Side Deed, the MEP Participants granted to AgCentral a proxy to vote (i) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (ii) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (iii) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date. As such, the Reporting Persons are deemed to beneficially own 2,301,433 Ordinary Shares, which includes 314,342 Earnout Shares issuable upon the occurrence of the Triggering Events, held by the MEP Participants. However, the MEP Participants have the right to direct the receipt of dividends from, or the proceeds from the sale of, their Ordinary Shares, in accordance with the terms and limitations of the MEP De-SPAC Side Deed.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 is hereby incorporated by reference in its entirety.

AgCentral is a party to the Shareholder and Registration Rights Agreement, pursuant to which, among other things, (i) AgCentral is subject to a lock-up period of six months following the Merger Effective Date during which they are prohibited from selling, contracting to sell, pledging, granting any option to purchase, making any short sale, or otherwise disposing of any Ordinary Shares (subject to certain customary exceptions) and (ii) AgCentral has the right to nominate for election to the Issuer’s board of director, one director, for so long as AgCentral and its affiliates collectively beneficially own a number of Ordinary Shares equal to at least 50% of the Ordinary Shares collectively beneficially owned by Nabors Industries Ltd., and its affiliates immediately following the Business Combination. Pursuant to the Shareholder and Registration Agreement, the Issuer is also obligated to file a registration statement to register the resale of certain securities of the Issuer held by AgCentral.  Upon the closing of the Business Combination, AgCentral designated Colin Richardson to the Issuer’s board of directors. The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholder and Registration Agreement which is filed as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

CUSIP NO. Q9379E105	Schedule 13D	Page 10 of 11

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Shareholder and Registration Rights Agreement dated December 18, 2023, by and among the Issuer and the holders party thereto (incorporated by reference to Exhibit 2.7 to the Issuer’s Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).
2	Noteholder Support and Loan Termination Agreement, dated as of February 14, 2023, by and among the Issuer and AgCentral Energy Pty Ltd (incorporated by reference to Exhibit 99.6 to Nabors Energy Transition Corp.’s Current Report on Form 8-K (File No. 001-41073) filed with the SEC on February 14, 2023).
3	Vast Solar Management Equity Plan De-SPAC Side Deed, dated as of February 14, 2023 (incorporated by reference to Exhibit 10.37 to Amendment No.5 to the Registration Statement on Form F-4 (File No. 333-272058), filed with the SEC on November 20, 2023).
4	Business Combination Agreement, dated as of February 14, 2023, by and between the Issuer, Nabors
Energy Transition Corp., Neptune Merger Sub Inc., Nabors Industries Ltd. and Nabors Energy Transition Sponsor LLC (incorporated by reference to Annex A to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).
5	Amendment and Waiver to Business Combination Agreement, dated as of October 19, 2023, by and among the Issuer, Nabors Energy Transition Corp., Neptune Merger Sub Inc., Nabors Industries Ltd. and Nabors Energy Transition Sponsor LLC (incorporated by reference to Annex A-1 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).
6	Form of Notes Subscription Agreement (incorporated by reference to Annex F to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).
7	Form of Equity Subscription Agreement (incorporated by reference to Annex H to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).
8	Joint Filing Agreement, dated February 5, 2024.

CUSIP NO. Q9379E105	Schedule 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024

AgCentral Energy Pty Ltd

By:	/s/ Colin R. Sussman
Name:	Colin R. Sussman
Title:	Director

Igino Pty Ltd

By:	/s/ Colin R. Sussman
Name:	Colin R. Sussman
Title:	Director

/s/ John I. Kahlbetzer
Name: John I. Kahlbetzer

/s/ Colin R. Sussman
Name: Colin R. Sussman